Mail Stop 4561

December 20, 2007

Paul Borja
Chief Financial Officer
Flagstar Bancorp, Inc.
5151 Corporate Drive
Troy, Michigan 48098

      RE: **Flagstar Bancorp, Inc.**
            Form 10-K for the Fiscal Year Ended December 31, 2006
            Filed March 1, 2007
            Form 10-Q for the Quarterly Period Ended March 31, 2007
            Filed May 8, 2007
            Form 10-Q for the Quarterly Period Ended September 30, 2007
            Filed November 8, 2007
            File No. 001-16577

Dear Mr. Borja,

      We have reviewed your response dated November 30, 2007, and have the following comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Annual Period Ended December 31, 2006

Financial Statements

Consolidated Statement of Cash Flows, page 62

1. We note your response to comment 5 from our October 29, 2007 letter. We have the following comments on the loans available for sale activity schedule reconciliation to the statement of cash flows.

    a. We note that you have made a number of revisions to your statement of cash flows in response to prior comments. Please provide us your complete revised statement of cash flows that you will present in your amended December 31, 2006 10-K.

    b. Please tell us what the "non-cash reclass of payments" line item in the reconciliation represents and where the amount is presented in the statement of cash flows.

    c. Please tell us what the "non-cash reclass of proceeds" line item represents. We note that the amounts reported agree to the "mortgage loans held for investment transferred to available for sale" line item in the supplemental disclosures in your statement of cash flows; however, we do not understand why it does considering the "non-cash reclass of proceeds" line item appears to represent the receipt of cash while the "mortgage loans held for investment transferred to available for sale" line item appears to represent a non-cash event.

    d. If the "mortgage loans held for investment transferred to available for sale" line item represents the receipt of cash from sales of loans classified as held for sale that were originated as loans held for investment, please revise the line item description in the supplemental disclosures in your statement of cash flows to more accurately describe this activity.

    e. Please tell us where the amounts presented as "mortgage loans available for sale transferred to held for investment" in the supplemental disclosures in your statement of cash flows are presented in cash flow statement column. We note that this amount appears to be presented in the "loans transferred from (to) various loan portfolios, net" line item in the asset rollforward column in the reconciliation.

Note 26 – Derivative Financial Instruments, page 90

2. We note your SAB 99 materiality analysis in which you combine the effects
    of the two errors you have identified.

    a. We believe you must evaluate each error individually, irrespective of its
        effect when combined with other errors. Therefore, please assess the
        materiality if each of your errors individually. If you believe the effect of
        the correction of the error is not material and a restatement is not required,
        please provide us with your SAB 99 materiality analysis for each error
        individually.

    b. Please update your SAB 99 materiality analysis to include the effect of
        each error on estimated annual income for 2007.

    c. It appears that your quantitative analysis is using the "rollover" approach.
        Please revise your SAB 99 material analysis to also quantify the error
        using the iron curtain approach. Refer to SAB 108.

Form 10-Q for the Quarterly Period Ended September 30, 2007

Management Discussion and Analysis

Loan Fees and Charges, page 23

3. We note that loan fees and charges income decreased significantly during the
    quarter ended September 30, 2007 due to continued enhancements in your
    SFAS 91 processes.

    a. Please revise future filings to disclose the facts and circumstances related
        to your enhancements which caused this reduction in loan fees and
        charges income.

    b. Please revise future filings to quantify the effect of your enhancements in
        your SFAS 91 processes for the periods presented.

    c. Please tell us if you believe this represented a correction of an error. If so,
        please provide us your SAB 99 materiality analysis.

As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. Your response
letter should key your responses to our comments, indicate your intent to include the
requested revisions in amended or future filings as appropriate, provide your proposed
revisions and provide any requested information. Please file your letter on EDGAR as

Paul Borja
Flagstar Bancorp, Inc.
December 20, 2007
Page 4

correspondence. Please understand that we may have additional comments after reviewing your proposed revisions and responses to our comments.

You may contact Michael Volley, Senior Accountant, at (202) 551-3437 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,

Paul Cline
Senior Accountant